

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2014

Via E-mail
Mr. Gervais Pellissier
Chief Financial Officer
Orange
78 rue Olivier de Serres
75015 Paris, France

     Re: Orange
              Form 20-F for Fiscal Year Ended December 31, 2013
              Filed April 30, 2014
              File No. 001-14712

Dear Mr. Pellissier:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

14.1 Operational Activities Commitments, pages 174 and 175

1.   Please provide a tabular disclosure of your aggregate contractual obligations in a single location, which includes long-term debt. Refer to Item 303(A)(5) of Regulation S-K.

18.6 Impairment losses and goodwill, page 194

2.   We note that you present both pre-tax and post-tax discount rates on page 140 and additionally, disclose a sensitivity analysis of recoverable amounts based on a 1% change in the post-tax discount rate. Please tell us whether or not the value in use for your cash-generating units has been calculated using pre-tax assumptions. If not, tell us how you comply with BCZ84 of IAS 36 that states "IASC decided to require an enterprise to

determine value in use by using pre-tax future cash flows and, hence, a pre-tax discount rate." In addition, please state why you are disclosing the post-tax rate and disclose how you derive the pre-tax rate.

4.3.4.3.2 Management of financial debt and liquidity position, page 253

3.   You refer to your "strong creditworthiness" and "strong liquidity position." Considering your negative working capital and declining cash flows from operations during each of the last three years, please provide a more balanced analysis of your liquidity situation, including a quantification of your projected incremental financing costs resulting from your increased leverage and activation of bond step-up clauses following the changes in your debt ratings. Since you incurred debt in material amounts as of the balance sheet date and planned for more thereafter, in future filings, please explain the reasons for incurring more debt and the use of the proceeds. Further analyze how the incurrence of that debt fits into your overall business plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Kathryn Jacobson, Senior Staff Accountant Branch Chief, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director